Exhibit 99.2 ____________________________________ ANNOUNCEMENTS ____________________________________ FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a – 16 or 15d – 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom ____________________________________ Update — Routine announcements in the period to 14 June 2019 ____________________________________

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notification made under article 19.1 of the Market Abuse Regulation ('MAR') relates to an award promised upon recruitment on behalf of a PDMR. This announcement is made in accordance with Article 19.3 of MAR. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status Group Director Corporate Development and National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of 23,343 ADSs following the final release of the buyout incentive granted to Mr Khan under the Retention Award Plan. c) Price(s) and volume(s) Price(s) Volume(s) NIL 23,343 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.07 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Automatic disposal of 9,621 ADSs to cover statutory deductions following the final release of the buyout incentive granted to Mr Khan under the Retention Award Plan. c) Price(s) and volume(s) Price(s) Volume(s) $51.7860 9,621 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.11 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory. Date of notification: 2019.06.12 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.2003 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.12

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.2003 19 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.07 f) Place of the transaction London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.12 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.2003 18 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.06.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.12 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.2003 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.06.12

4 June 2019

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	National Grid PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify)[iii]:	
3. Details of person subject to the notification obligation[iv]	
Name	BlackRock, Inc.
City and country of registered office (if applicable)	Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)[v]	
Name	
City and country of registered office (if applicable)	
5. Date on which the threshold was crossed or reached[vi]:	03/06/2019
6. Date on which issuer notified (DD/MM/YYYY):	04/06/2019
7. Total positions of person(s) subject to the notification obligation	

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer[vii]

Resulting situation on the date on which threshold was crossed or reached	7.06%	0.23%	7.30%	3,411,983,836
Position of previous notification (if applicable)	4.38%	2.91%	7.30%	

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	Number of voting rights[ix]		% of voting rights	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01		241,135,112		7.06%
SUBTOTAL 8. A	241,135,112		7.06%	

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[xi]	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending			7,393,722	0.21%
American Depository Receipt			410	0.00%
		SUBTOTAL 8. B 1	7,394,132	0.21%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Exercise/ Physical or Type of financial Expiration cash Number of Conversion % of voting rights instrument datex voting rights Period xi settlementxii CFD Cash 636,331 0.01% SUBTOTAL 636,331 0.01% 8.B.2 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv X (please add additional rows as necessary) % of voting rights % of voting rights if it Total of both if it through financial equals or is higher equals or is higher Namexv instruments if it equals than the notifiable than the notifiable or is higher than the threshold threshold notifiable threshold See Attachment 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional informationxvi

BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	4 June, 2019

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Ceri James

Assistant Company Secretary

02070043116

Section 9 Attachment

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.			
Trident Merger, LLC			
BlackRock Investment Management, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.			
BlackRock Investment Management (Australia) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.			
BlackRock Advisors, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Lux Finco S.a.r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock (Singapore) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Asset Management Deutschland AG			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Asset Management North Asia Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock International Limited

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $42.82453 42.09036 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.06.03 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Ceri James. Date of notification: 2019.06.04

3 June 2019 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 May 2019 consisted of 3,687,483,073 ordinary shares, of which, 275,499,237 were held as treasury shares; leaving a balance of 3,411,983,836 shares with voting rights. The figure of 3,411,983,836 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

28 May 2019

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	National Grid PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify)[iii]:	
3. Details of person subject to the notification obligation[iv]	
Name	BlackRock, Inc.
City and country of registered office (if applicable)	Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)[v]	
Name	
City and country of registered office (if applicable)	
5. Date on which the threshold was crossed or reached[vi]:	24/05/2019
6. Date on which issuer notified (DD/MM/YYYY):	28/05/2019

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer[vii]
Resulting situation on the date on which threshold was crossed or reached	4.38%	2.91%	7.30%	3,411,815,909

Position of previous notification (if applicable)	7.15%	0.11%	7.27%	

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	Number of voting rights[ix]		% of voting rights	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01		149,757,382		4.38%
SUBTOTAL 8. A	149,757,382		4.38%	

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[xi]	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending			98,700,996	2.89%
American Depository Receipt			410	0.00%
		SUBTOTAL 8. B 1	98,701,406	2.89%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))					
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period [xi]	Physical or cash settlement[xii]	Number of voting rights	% of voting rights

CFD Cash 799,295 0.02% SUBTOTAL 799,295 0.02% 8.B.2 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv X (please add additional rows as necessary) % of voting rights % of voting rights if it Total of both if it through financial equals or is higher equals or is higher Namexv instruments if it equals than the notifiable than the notifiable or is higher than the threshold threshold notifiable threshold See Attachment 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional informationxvi BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	28 May, 2019

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Nick Ivory
Company Secretarial Assistant
02070043199

Section 9 Attachment

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.

BlackRock Investment Management (Australia) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock, Inc.			
Trident Merger, LLC			
BlackRock Investment Management, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Capital Holdings, Inc.			
BlackRock Advisors, LLC

BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Lux Finco S.a.r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Asset Management Deutschland AG			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Asset Management North Asia Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock (Singapore) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock International Limited

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter and Lady Eileen Gershon 2 Reason for the notification a) Position/status Chairman and CAP of Sir Peter Gershon b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Purchase of National Grid securities c) Price(s) and volume(s) Price(s) Volume(s) £8.0723 6000 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.05.22 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory. Date of notification: 2019.05.22

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Earsel Shipp 2 Reason for the notification a) Position/status Non-Executive Director, Independent b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Purchase of National Grid securities c) Price(s) and volume(s) Price(s) Volume(s) $52.172 1000 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.05.21 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory. Date of notification: 2019.05.22